Exhibit 4

March 11, 2020, Mexico City, United States of México

REPORT OF THE BOARD OF DIRECTORS ON ACTIVITIES AND OPERATIONS IN

WHICH IT INTERVIENE DURING THE FISCAL YEAR ENDED ON DECEMBER 31, 2019

To the Ordinary General Shareholders’ Meeting

of Vista Oil & Gas, S.A.B. de C.V.

Dear Ladies and Gentleman:

In my capacity as Chairman of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V. (the “Company”) and in accordance with the provisions of Section 28, subsection IV, paragraph e) of the Securities Market Act (the “SMA”), I submit to you, on behalf of the Board, the annual report on the operations and activities in which the Board of Directors intervened, with the support of its various auxiliary committees, during the fiscal year ended on December 31, 2019.

During the aforementioned fiscal year, the Board of Directors met on five occasions on the following dates: (i) February 19; (ii) April 25; (iii) June 26; (iv) August 8; and (v) October 22 (the “Board of Directors Meetings”) and adopted unanimous resolutions outside of the Board of Directors Meetings, in the following dates: (i) March 29 and (ii) August 7 (the “Unanimous Resolutions of the Board of Directors”).

During the Board of Directors Meetings and Unanimous Resolutions of the Board of Directors, the consolidated quarterly results of the Company, among other matters, were discussed (in the first case) and approved, recording the corresponding resolutions in the minutes that were drawn up for each of the Board of Directors Meetings and Unanimous Resolutions of the Board of Directors, which have been duly recorded in the minutes book of the Board of Directors of the Company.

It is worth mentioning that in all of the Board of Directors Meetings the required number of directors were present in order to make the quorum for each meeting and for the voting of the resolutions.

In addition to the approval of the financial statements and other reports presented on a quarterly basis of the consolidated results of the Company, in accordance with the provisions of the SMA and other applicable provisions, as well as with the provisions of the Company’s bylaws, the Board of Directors Meetings discussed and approved in the Board of Directors and in the Unanimous Resolutions of the Board of Directors, among others, the following:

1. The implementation of the SOX Project and Cimientos Project, in order to establish an integrated framework that allows the development of internal control systems in an effective and efficient manner, increasing transparency in financial reports and standardizing a system of controls and objective analysis, as reported by the Audit Committee.

2. The update of the Compliance Program and the Company’s risk matrix approved in 2018, as reported by the Corporate Practices Committee.

3. The definitive agreements for the implementation of investments of the Company, through its subsidiaries Vista Oil & Gas Holding I, S.A. and Vista Oil & Gas Argentina S.A. (“Vista Argentina”), together with certain relevant directors and strategic partners in Aleph Midstream S.A., for the development of the midstream business in order to meet the needs of the Company to fund the growth of its upstream business in Argentina (the “Midstream Transaction”). For the record, it is stated that the Midstream Transaction was approved pursuant to the recommendation of the Corporate Practices Committee and the independent expert “fairness opinion” of Evercore Group LLC related to the market terms of the Midstream Transaction.

4. The execution of a commitment letter and term-sheet with Overseas Private Investment Corporation (OPIC) of the grating of a USD 300.000.000 loan in favour of the Company.

5. The commitment of the Company as guarantor of Vista Argentina’s obligations in favour of certain financial institutions under a loan requested by Vista Argentina.

6. The designation and ratification of Mancera, S.C., member of Ernst & Young Global Limited, as external auditor of the Company for the fiscal year 2019.

7. The call to an Extraordinary General Shareholders’ Meeting of the Company in order to authorize a capital increase through the issuance of ordinary shares, to be placed through a public offering, consisting of: (i) a follow-on public offering in México; and (ii) an initial public offering in the United States of America and other countries outside of México, in this case, with the possibility that such shares may be represented by American Depositary Shares.

8. The reports below were approved to be presented to the Annual Ordinary General Shareholders’ Meeting of 2019: (i) the Chief Executive Officer’s report together with the report of the external auditor; (ii) the Board of Director’s opinion regarding the content of the Chief Executive Officer’s report; (iii) the Board of Director’s report regarding the activities and operations in which we took part; (iv) a report stating and explaining the principal accounting and information policies and standards followed in the preparation of the financial information of the Company, subscribed by the Chairman of the Board of Directors; (v) Audit Committee’s Annual Report; and (vi) the Corporate Practice Committee’s Annual Report. All of them, in relation to the financial year ended on December 31, 2018.

9. Except for the Midstream Transaction, no other transactions with related parties referred to in Section 28, subsection III, paragraph b) of SMA, have been presented to the Board of Directors for its approval.

10. Different initiatives and strategic aspects of the Company were presented and discussed.

In my capacity as Chairman of the Board of Directors, and in its representation, I hereby reiterate our commitment to comply with our duties, at all time, and in benefit of our shareholders, by means of transparent procedures, and in accordance with the applicable laws. This report has been unanimously approved by the members of the Board of Directors of the Company.

Sincerely yours,

/s/ Miguel Matías Galuccio
Miguel Matías Galuccio
Chairman of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V.

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